January 2006
Walnut Creek, CA . . .

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES FOURTH QUARTER & YEAR END 2005 EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced Fourth Quarter and Year End 2005 earnings.

Net income for the Corporation for the year ending December 31, 2005 was $8,646,000 or $2.04 diluted earnings per share, compared to net income of $5,713,000 or $1.32 diluted earnings per share at Year End 2004.

Earnings for the Year 2005 represent a return on average assets (ROA) of 1.61% and a return on average equity (ROE) of 17.69%, compared to an ROA of 1.15% and an ROE of 12.39% for the Year 2004.

Fourth Quarter 2005 income was $2,655,000 or $0.63 diluted earnings per share compared to Fourth Quarter 2004 income of $1,855,000 or $0.43 diluted earnings per share. Earnings for Fourth Quarter 2005 represent a return on average assets (ROA) of 1.90 % and a return on average equity (ROE) of 21.20% compared to a 1.44% ROA and a 15.82% ROE for Fourth Quarter 2004.

Total assets of the Corporation at December 31, 2005 were $549,698,000, compared to total assets of $501,358,000 at Year End 2004.

Founded in 1980 and celebrating its 25th Anniversary Year in 2005, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Walnut Creek, Concord, Tahoe City, Monterey, Tracy, Reno and Las Vegas.

Additional details may be found in the Summary of Consolidated Financial Results for Year End and Fourth Quarter 2005.

Selected Financial Data - Summary:
The following table provides certain selected consolidated financial data as of and for the three month and twelve-month periods ended December 31, 2005 and 2004.

SUMMARY INCOME STATEMENT	**Quarter Ended December 31,**		**Year to Date December 31,**	
(Unaudited in thousands except share data)	**2005**	**2004**	**2005**	**2004**
Interest Income	$ 9,964	$ 8,204	$ 36,391	$ 29,541
Interest Expense	2,297	1,600	8,042	5,280
Net Interest Income	7,667	6,604	28,349	24,261
Provision for Credit Losses	-	-	-	975
Non-interest Income	5,455	3,713	19,167	15,327
Non-interest Expenses	8,474	7,135	32,230	28,443
Minority Interest	328	239	1,220	1,013
EBIT	4,320	2,943	14,066	9,157
Income Taxes	1,665	1,088	5,420	3,444
Net Income	$ 2,655	$ 1,855	$ 8,646	$ 5,713

Per share:	**Quarter Ended December 31,**		**Year to Date December 31,**	
(Share and share equivalents have been adjusted for the 10 % stock dividend granted in December 2004)	**2005**	**2004**	**2005**	**2004**
Basic EPS	$ 0.64	$ 0.44	$ 2.07	$ 1.33
Diluted EPS	$ 0.63	$ 0.43	$ 2.04	$ 1.32
Weighted Average Basic shares	4,133,837	4,239,260	4,182,661	4,280,595
Weighted Average Diluted Shares	4,202,149	4,283,311	4,243,316	4,316,256
Cash dividends	$ 370	$ 307	$ 1,420	$ 1,011
Book value at period end			$ 12.37	$ 11.18
Ending shares			4,128,829	4,228,459

	Quarter Ended December 31,		**Year to Date December 31,**	
SELECTED PERFORMANCE RATIOS	**2005**	**2004**	**2005**	**2004**
Return on Average Assets	1.90%	1.44%	1.61%	1.15%
Return on Average Equity	21.20%	15.82%	17.69%	12.39%
Net Interest Margin to Earning Assets	5.58%	5.42%	5.61%	5.16%
Net loan losses (recoveries) to avg. loans	0.00%	0.04%	0.05%	0.00%
Efficiency Ratio (Bank only)	50.20%	58.10%	55.49%	62.80%

SUMMARY BALANCE SHEET

In thousands	**December 31,**	**December 31,**
Assets:	**2005**	**2004**
Cash and Equivalents	$ 19,035	$ 18,988
Investments	106,704	80,066
Loans	402,972	380,682
Allowance for Credit Losses	(7,493)	(7,670)
BWC Mortgage Services, Loans Held-for-Sale	12,794	14,966
Other Assets	15,686	14,326
Total Assets	$ 549,698	$ 501,358
Deposits	$ 423,380	$ 392,939
Other Borrowings	70,537	57,824
Other Liabilities	4,693	3,314
Total Liabilities	$ 498,610	$ 454,077
Equity	51,088	47,281
Total Liabilities and Equity	$ 549,698	$ 501,358

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Nasdaq: BWCF http://www.bowc.com

This press release contains forward-looking statements with respect to the financial condition, results of operation and business of BWC Financial Corp.(BWC). These include statements that relate to or are dependent on estimates or assumptions relating to the prospects of continued loan and deposit growth, improved credit quality, the operating characteristics of the Company's income tax refund programs and the economic conditions within its markets. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) increased competitive pressure among financial services companies; (2) changes in the interest rate environment reducing interest margins or increasing interest rate risk; (3) deterioration in general economic conditions, internationally, nationally or in the State of California; (4) the occurrence of future terrorist acts or impact of military actions;and (5) legislative or regulatory changes adversely affecting the business in which BWC engages. Forward-looking statements speak only as of the date they are made, and BWC does not undertake to update forward-looking statements. 1/00/06